Exhibit 4.2
HF FOODS GROUP INC.
2018 OMNIBUS EQUITY INCENTIVE PLAN RESTRICTED STOCK UNIT AWARD AGREEMENT

THIS AGREEMENT made as of _____________ (the “Grant Date”), by and between HF Foods Group Inc. (the “Company”), and ______________ (the “Grantee”).

WITNESSETH:

WHEREAS, the Company has adopted and maintains the HF Foods Group Inc. 2018 Omnibus Equity Incentive Plan effective August 10, 2018, which has been amended as of June 3, 2024 (the “Plan”), and

WHEREAS, the Committee has authorized the grant to the Grantee of a Restricted Share Unit (“RSU”) Award under the Plan, on the terms and conditions set forth in the Plan and as hereinafter provided,

NOW, THEREFORE, in consideration of the premises contained herein, the Company and the Grantee hereby agree as follows:

1.Plan. This RSU Award is made pursuant to the terms of the Plan which are incorporated herein by reference. Terms used in this Agreement which are defined in the Plan shall have the same meaning as set forth in the Plan.

2.Grant of RSU. The Company hereby grants to the Grantee an Award of ________ shares of RSUs. All RSUs shall be subject to the restrictions and forfeiture provisions contained in the following paragraphs of this Agreement, such restrictions and forfeiture provisions to become effective immediately upon execution of this Agreement by the parties hereto.

3.Vesting.

(a)Except as provided below and subject to the Grantee’s continuation of service with the Company during the vesting period, the RSU shall vest in equal one-third installments on the first through third anniversary of April 15, 2024.

(b)Termination of Service. Except as provided herein, in the event of the Grantee’s Termination of service with the Company for any reason or no reason, the provisions of Section 10 of the Plan shall control, and (i) in the event the Grantee ceases to be employed with the consent of the Committee or upon the Grantee’s death or Disability (as defined below) before the end of a vesting period subject only to continued service with the Company or a Subsidiary, the number of Shares subject to the RSU Award that shall vest shall be determined by the Committee, (ii) in the event the Grantee ceases to be employed for any other reason, the Grantee will immediately and automatically forfeit all rights to any of the RSU that otherwise would vest after the date the Grantee’s employment or other service provision relationship ends, in each case, subject to the acceleration of vesting provisions set forth in Section 4 and any discretionary acceleration of vesting which occurs pursuant to administrative procedures and rules adopted by the Committee. “Disability” means a permanent and total disability as defined in Section 22(e)(3) of the Code.

4.Acceleration of Vesting.

(a)Notwithstanding the foregoing, 100% of the number of Grantee’s unvested RSUs shall vest if Grantee’s employment is terminated by the Company without Cause within one year following a Change in Control, provided that Grantee has not given notice of resignation.

(b)Notwithstanding the foregoing, in the event of the Grantee’s death while still a Participant, and provided that Grantee has not, prior to the date of his/her death, been given notice of termination for Cause, 100% of the number of Grantee’s unvested RSUs shall vest as of the date of death immediately prior to the time of death.

5.Restrictions on Transfer of RSU. This Agreement and the RSU shall not be transferable other than by will or by the laws of descent and distribution and the RSU shall be settled, during the Grantee’s lifetime, solely to the Grantee.

6.    Payment of RSU. Subject to the terms and conditions set forth in this Agreement and the Plan and upon satisfaction of the vesting requirement as provided in Section 3 and Section 4, the Grantee shall be entitled to receive a number of Shares equal to the number of RSUs specified in Section 2. Such distribution shall be made no later than by the fifteenth (15th) day of the calendar month following the end of the calendar month in which the RSU first becomes vested (i.e., no longer subject to a “substantial risk of forfeiture”). The right to receive payment of RSUs are subject to Grantee’s compliance with the terms of any restrictive covenants and employment agreement which Grantee has entered into with the Company.

7.Regulation by the Committee. This Agreement and the RSU shall be subject to the administrative procedures and rules as the Committee shall adopt. All decisions of the Committee upon any question arising under the Plan or under this Agreement, shall be conclusive and binding upon the Grantee and any person or persons to whom any portion of the RSU has been transferred by will, by the laws of descent and distribution.

8.Rights as a Shareholder. The Grantee shall have no rights as a shareholder with respect to Shares subject to the RSU until certificates for Shares are issued to the Grantee.

9.Reservation of Shares. With respect to the RSU, the Company hereby agrees to, at all times, reserve for issuance and/or delivery upon settlement of the RSU, such number of Shares as shall be required for issuance and/or delivery upon such settlement pursuant to the RSU.

10.Withholding.    The Company or an Affiliate shall be entitled to deduct and withhold the minimum amount necessary in connection with the issuance of Shares to the

Grantee to satisfy its withholding obligations under any and all federal, state or local tax rules or regulations.

11.Amendment. The Committee may amend this Agreement at any time and from time to time; provided, however, that no amendment of this Agreement that would materially and adversely impair the Grantee’s rights or entitlements with respect to the RSU shall be effective without the prior written consent of the Grantee (unless such amendment is required in order to cause the Award hereunder to be exempt from Code Section 409A).

12.Grantee Acknowledgment. Grantee acknowledges and agrees that the vesting of Shares pursuant to this Restricted Stock Unit Agreement is earned only by continuing service with the Company. Grantee further acknowledges and agrees that nothing in this Agreement, nor in the Plan shall confer upon the Grantee any right to continue in the service of the Company, nor shall it interfere in any way with Grantee’s right or the Company’s right to terminate Grantee’s service at any time, with or without Cause. Grantee acknowledges receipt of a copy of the Plan and the Company’s Clawback Policy and represents that he or she is familiar with the terms and provisions thereof. Grantee has reviewed the Plan, the Clawback Policy and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement. By executing this Agreement, the Grantee hereby agrees to be bound by all of the terms of both the Plan and this Agreement.

HF FOODS GROUP INC.

By:
Name: Felix Lin
Its: President and Chief Operating Officer
Date:

ACCEPTED BY:

Grantee:
Date:

ATTEST:

Name:
Date: